Mail Stop 3030

November 18, 2008

Mr. Derrick R. Meyer
President and Chief Executive Officer
Advanced Micro Devices, Inc.
One AMD Place, P.O. Box 3453
Sunnyvale, California 94088-3453

> **Re:**   **Advanced Micro Devices, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2008**
> **Form 10-K for the fiscal year ended December 29, 2007**
> **Filed February 26, 2008**
> **File No. 1-07882**

Dear Mr. Meyer:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us your consideration of the need to include pro forma financial information that reflects the disposition and other transactions contemplated by the Master Transaction Agreement, the historical financial statements of AMD and the other information required by Items 13(a) and 14 of Schedule 14A. If you are required to provide or incorporate by reference your historical financial statements tell us how you considered the need to restate all periods prior to the measurement date to reflect the discontinued operations.

The Transactions, page 7

2.   We note your description of the proposed joint venture with ATIC and your
        attachment of the Master Transaction Agreement and related agreements as
        exhibits. In order that investors clearly understand the transactions please expand
        your description of the transactions to clarify what proportion of your existing
        business is being transferred to The Foundry Company. Address issues such as
        the proportion of your revenues generated by the business you are transferring and
        the proportion of assets including property and intellectual property being
        transferred.

Our Purpose and reasons for the Transactions, page 8

3.   Please reconcile your statement that you will have a stronger balance sheet by
        excluding The Foundry Company financial statements with the requirement under
        FIN 46R that you are required to consolidate the accounts of The Foundry
        Company.

4.   Please briefly discuss the impact of a "reconciliation event," as defined in the
        form of shareholders agreement attached as an exhibit, when discussing your 50%
        voting interest.

Financial impact upon us of the Master Transaction Agreement, page 9

5.   Please describe the purposes for which the proceeds of the sale of the securities of
        are to be used as required by Item 11(c)(2) of Schedule 14A.

6.   We reference the disclosure that the Foundry Company is a variable-interest
        entity and you are deemed to be the primary beneficiary and are, therefore,
        required to consolidate the accounts of The Foundry Company under FIN 46R.
        Please tell us the specific terms of the joint venture that will require you to
        consolidate the Foundry Company under FIN 46R. We note that you will own
        44% of the joint venture and have equal voting rights.

Form 10-K for the fiscal year ended December 29, 2007

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 94

7.   With respect to the revenue recognition policies on page 94, we note that because
        of the price protection and product return rights you grant to distributors and your
        inability to reasonably estimate the returns or the amounts you will grant in price
        protections, you defer recognizing revenue on sales made to certain distributors
        until the distributor sells the product to its customer. We note that you defer "the

gross margin resulting from the deferral of both revenue and related product costs" for these distributors. In future filings, please disclose:

- The significant terms of your sales arrangements with distributors, including a brief summary of the return rights and price protection or price concession rights you grant them; the situations under which the distributors may exercise those rights; whether returns or price discounts credits are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product,

- Your policies for testing and accounting for the impairment of the deferred cost of sale amounts or the inventory still held by distributors which may be returned to you or on which you may have to provide discounts,

- The gross amounts of deferred revenues and deferred costs of sales that comprise the net deferred income caption on your balance sheets. In addition, if impairments of deferred costs and price discounts are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account, if material. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Note 3. ATI Acquisition, page 102
Goodwill and Acquisition Related Intangible Assets, page 105

8.	We see that during fiscal year 2007 you recognized a $1.3 billion impairment of goodwill and $349 million impairment of acquisition related intangible assets related to the ATI acquisition that occurred in October 2006. Please tell us and revise future filings to disclose the facts and circumstances leading to the impairment. Your discussion should focus on the business reasons that estimates of future operating results and cash flows changed from those estimates developed at the time of the completion of the acquisition. Refer to the requirements of paragraphs 46 and 47 of SFAS 142.

9.	In addition, tell us and disclose in your Critical Accounting Policies in future filings sufficient information to enable a reader to understand the following:

- How the methodologies discussed on page 52 used to determine the implied fair value of goodwill differ,

- The assumed benefits of a valuation prepared under each method,

- Why you selected each method, and

- How each method was weighted.

    In addition, provide a discussion of the reporting unit level at which you test goodwill for impairment and the basis for that determination.

Form 10-Q for the quarterly period ended September 27, 2008

Condensed Consolidated Financial Statements

Note 10. Fair Value Measurements, page 14

10.   We note the discussion on page 15 that you determined that your auction rate securities have significant unobservable inputs (Level 3) and that you have used a discounted cash flow model to determine fair value with several inputs. Please tell us and revise future filings to disclose:

- The significant inputs and assumptions used to determine these values, such as discount rates, interest rates, illiquidity adjustments, and other significant assumptions,

- The maximum contractual default rate and the current interest rate on these securities at the end of each period,

- The key terms of the auction rate securities such as maturity dates, auction reset provisions and interest rate provisions.

    Please refer to paragraph 33(c) of SFAS 157.

11.   We see that you continue to classify the auction rate securities as current assets. Please tell us why you believe you will be able to liquidate these securities in the next 12 months, considering that all auctions have failed. In addition, we note the discussion on page 15 that from June 30, 2010 to July 2, 2012 you have the right, but not the obligation, to sell, at par, $82 million of these securities to UBS. Discuss your specific plans with respect to these assets that support the current classification, including how and when you expect the principal on the securities to become available (e.g., successful auction, maturity, redemption, etc.).

12.   We note your disclosure on page 15 that as of September 27, 2008 the $180 million in ARS include $12 million ARS in preferred shares. We also reference Note 6 of your Form 10-K, which discloses that marketable securities include $269 million of auction preferred stock at December 29, 2007. In addition, the disclosure on page 16 indicates that $210 million of ARS were transferred into

Level 3 during fiscal 2008. Please provide a reconciliation of your ARS from December 29, 2007 to September 27, 2008.

Note 14. Sale of Receivables Classified as Other Short-Term Obligations, page 18

13. We see that you reduce the debt related to the sale of receivables as the IBM parties receive payments from distributors. Please tell us how you considered the second issue of EITF 88-18 which states that revenue for amounts recorded as debt should be recognized using the interest method and that amounts recorded as deferred income should be amortized under the units-of-revenue method.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 22

14. Regarding your disclosures related to the fair value of investments, please refer to the disclosure guidance included in the letters from the Senior Assistant Chief Accountant issued in March 2008 and September 2008, located at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. Please revise future filings to include those disclosures that could provide clearer and more transparent disclosure regarding your fair value measurements, specifically information about judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions and details about the methodology and inputs you used.

Results of Operations, page 23

15. We reference the disclosure on page 24 that you recorded in cost of sales a gain of $193 million from the sale of 200 millimeter equipment which significantly impacted gross margin for the nine months ended September 27, 2008. We note that the proceeds from the sale of the equipment were recognized as a cash flow from investing activities. Please support the classification of the gain from sale of manufacturing equipment as a reduction to cost of sales by reference to the accounting literature that you relied upon.

Contractual Obligations, page 33

16.   We see that in connection with the issuance of the 6% notes on April 24, 2007, you purchased a capped call with Lehman Brothers OTC Derivatives Inc for $182 million. Please tell us and disclose in future filings your accounting treatment for the capped call, including the accounting literature upon which you relied.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Todd at (202) 551-3605 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3800 if you have any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (by Facsimile) Tad J. Freese, Esq.